Exhibit 99.4

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS

Turquoise Hill Resources Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.

I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):

a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	management information circulars; and

d)	such other disclosure documents that the Company makes available by electronic means.

2.	The Documents will be delivered to me by the Company by making them available for my viewing, downloading and/or saving on the Internet website www.TurquoiseHill.com (the “Website”).

I must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise me by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:

a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.

For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CST Trust Company by telephone at (800) 387-0825, regular mail at CST Trust Company at 1600-1066 West Hastings St., Vancouver, BC V6E 3X1, or via electronic mail at inquiries@canstockta.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” for Turquoise Hill Resources Ltd. and consent to the electronic delivery of the Documents on the terms outlined above.

Please complete the sections below then mail or fax the form to CST Trust Company at the address below.

Print Shareholder(s) Name	Mailing Address
(as it appears on your cheques, certificates, statements or correspondence)	Address 1

E-mail Address	Address 2

Date:	City, Province/State

Shareholder Signature(s)	Country

Post Code/Zip Code

Print and mail this form to:	Or mail to:

CST Trust Company	CST Trust Company
1600-1066 West Hastings St.	PO Box 700
Vancouver, BC V6E 3X1	Station B
Or Fax to: 1- 604-235-3705	Montreal, QC H3B 3K3
Or Fax to: 1-514-985-8843

TURQUOISE HILL RESOURCES LTD.

Dear Shareholder:

As a non-registered shareholder of Turquoise Hill Resources Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CST Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CST Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.canstockta.com/InvestorInquiry.

We encourage you to submit your request online at: www.canstockta.com/FinancialStatements.

Our Company Code Number is 3086B.             NOTE: Do not return this card by mail if you have submitted your request online

REQUEST FOR FINANCIAL STATEMENTS

TO: CST Trust Company

Please add my name to the Supplemental Mailing List for Turquoise Hill Resources Ltd. and send me their financial statements as indicated below:

Interim Financial Statements ❑	(Please Print)

Name
Annual Financial Statements ❑
Address

Postal Code/Zip Code